Morrison Warren Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606

T 312.845.3484 warren@chapman.com

February 20, 2024

VIA EDGAR CORRESPONDENCE

Mindy Rotter
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Exchange Traded Concepts Trust (File Nos. 333-156529 and 811-22263)

Dear Ms. Rotter:

This letter responds to additional comments provided by the staff of the Securities and Exchange Commission (the “Staff”) via telephone, pursuant to Section 408 of the Sarbanes-Oxley Act of 2002, regarding the funds included within the Exchange Traded Concepts Trust (the “Trust”) listed in Exhibit A attached hereto (each, a “Fund” and collectively, the “Funds”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Funds’ Annual Report for the fiscal year ended April 30, 2023 (the “Annual Report”) as filed on Form N-CSR with the SEC on June 27, 2023.

Comment 1

As a follow up to the responses provided to Comment #4 in the correspondence filed on December 19, 2023, please provide the Staff with responses to the following:

a.	When did management became aware of the administrative error regarding the renewal of the advisory agreement?

b.	What controls have been implemented to minimize the recurrence of such administrative error?

c.	Was the advisor current with all payments to the fund service provider during the lapse in the advisory agreement?

Response to Comment 1

a.	The Trust disclosed in its definitive proxy statement filed on Schedule 14A on July 20, 2022 that “As soon as the Trust’s officers and the Adviser became aware on June 14, 2022 of the unintended termination, steps immediately were taken address the situation.”

The Trust also responded to questions in correspondence filed on July 19, 2022 regarding the administrative error, in which Trust stated in an explanatory fashion that “The Trust represents that the inadvertent lapse was the result of a combination of events including the off-cycle consideration in December 2021 of a new sub-advisory agreement for the Funds in connection with a change in control of their sub-adviser and the move from quarterly board consideration of advisory agreement renewals to a single annual renewal meeting.”

b.	The Trust responded to similar questions in correspondence filed on July 19, 2022, in which Trust stated that “The Trust represents that the board meeting process with respect to advisory agreement renewals is being changed from a quarterly cycle (during which certain renewals are considered each quarter) to a single annual renewal meeting at which all advisory agreement renewals will be considered. A comprehensive chart indicating all advisory agreement expiration and renewal dates will be monitored by multiple parties to ensure renewals are considered on a timely basis.”

The Trust has undergone two comprehensive annual 15c renewals in September of 2022 and 2023 since such disclosure was made to the Staff. No further issues have been identified.

However, the Trust notes that in recent discussions between Trust management and the Trust’s Independent Trustees regarding the 15(c) process, the Independent Trustees have expressed to the Trust’s management that the burden associated with the review of the advisory agreement with respect to all of the Trust’s funds in a single setting is significant (noting that three of the four Independent Trustees also serve as Independent Trustees of Exchange Listed Funds Trust (“ELFT”), an affiliate of the Trust, which currently follows the same 15(c) calendar). As such, the Board and Trust management, may, in the near term, consider alternatives that would be less burdensome, which may include alternating the dates on which the Boards of the Trust and ELFT consider their respective annual 15(c) approval. The Trust represents that it does not presently intend to deviate from its prior representations to the Staff with respect to the Trust.

The Trust and ETC represent that they believe that the risk of recurrence of this error is low. Since the error occurred, the Trust has enhanced its contract approval policies and procedures, the Adviser has enhanced internal controls around the Board meeting process, expanded the staffing of its internal legal team, and engaged a new fund counsel.

c.	The 6 Meridian ETFs do not operate pursuant to a unitary fee arrangement, they each bear a conventional fee arrangement whereby the Fund is responsible for the payment of its operating expenses and the Adviser is entitled to a fee for its services. Therefore, the lapse in the former advisory agreement with respect to the 6 Meridian ETFs did not cause the 6 Meridian ETFs any impediment in the ability to pay other service providers until shareholders approved a new advisory agreement. As the 6 Meridian ETFs were able to continue to make payment from the Funds’ assets, only the Advisory fee earned pursuant to the Interim Advisory Agreement was escrowed until shareholders approved a new Advisory Agreement in compliance with Rule 15a-4, and the 6 Meridian ETFs remained current with all other vendors during this period.

Comment 2

Please confirm to the Staff when the amended form N-CEN is expected to be filed on EDGAR.

Response to Comment 2

The N-CEN/A for the period ended April 30, 2023 was filed on December 18, 2023.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren

Exhibit A

1.	ETC 6 Meridian Hedged Equity-Index Option Strategy ETF (“SIXH”)
2.	ETC 6 Meridian Low Beta Equity Strategy ETF (“SIXL”)
3.	ETC 6 Meridian Mega Cap Equity ETF (“SIXA”)
4.	ETC 6 Meridian Small Cap Equity ETF (“SIXS”)
5.	ETC 6 Meridian Quality Growth ETF (“SXQG”)
6.	Capital Link Global Fintech Leaders ETF (“KOIN”)
7.	Nifty India Financials ETF (“INDF”)
8.	ROBO Global(R) Healthcare Technology and Innovation ETF (“HTEC”)
9.	ROBO Global(R) Robotics and Automation Index ETF (“ROBO”)
10.	ROBO Global(R) Artificial Intelligence ETF (“THNQ”)